# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AN2 Therapeutics, Inc., CIK 0001880438
CUSIP: 037326105
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1800 El Camino Real, Suite D, Menlo Park, California (CA), 94027
Date of event which requires filing of this statement: 06/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001373604
Persons authorized to receive notices and communications: Braden Leonard, 65 E Cedar - Suite 2, Zionsville, Indiana (IN), 46077, 317-344-2447

## Reporting persons
- BML Investment Partners, L.P. (CIK 0001373604): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 427,432; sole dispositive power 0; shared dispositive power 427,432; aggregate amount beneficially owned 427,432 (1.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: AN2 Therapeutics, Inc.
Address of issuer's principal executive offices: 1800 El Camino Real, Suite D, Menlo Park, California (CA), 94027

## Item 2. Identity and Background
Name of person filing: Braden M. Leonard Mr. Leonard's business address is 65 E Cedar Suite 2, Zionsville, IN 46077. Mr. Leonard's principal business is to serve as managing member of BML Capital Management, LLC.
Residence or business address: 65 E Cedar - Suite 2, Zionsville IN 46077
Present principal occupation or employment: See above.
Criminal convictions in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Braden M. Leonard is a citizen of the United States of America.
BML Investment Partners, L.P. is a Delaware limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: BML Investment Partners, L.P. holds 427,432 shares of Common Stock which were acquired using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock reported hereunder for investment purposes, and such purchases were made in the Reporting Persons' ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects.

All the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: BML Investment Partners, L.P. beneficially owns 427,432 shares of the Issuer's Common Stock, or 1.4%.
Number of shares as to which each person has sole or shared power to vote or dispose: 427,432
Transactions in the class effected during the past sixty days:
BML Investment Partners, L.P.

5/28/25 Sold 2,000,000 at $1.16
5/28/25 Sold 100,000 at $1.16
5/30/25 Sold 425,000 at $1.01
5/30/25 Sold 7,000 at $1.0324
6/12/25 Sold 200,000 at $1.09
6/17/25 Sold 2,590,000 at $1.12
Other persons with the right to receive dividends or sale proceeds: Braden M Leonard is the Managing Member of BML Capital Management, LLC, which is the General Partner to BML Investment Partners, L.P.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 6/17/25

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, Braden M Leonard - Managing Member of BML Capital Management, LLC (06/18/2025)